UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
Global Defense Technology & Systems, Inc.
(Name of Subject Company)
A. Damian Perl
Global Strategies Group Holding S.A.
(Name of Person(s) Filing Statement)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
37950B107
(CUSIP Number of Class of Securities)
John Hillen
President and Chief Executive Officer
Global Defense Technology & Systems, Inc.
1501 Farm Credit Drive, Suite 2300, McLean, VA 22102-5011
703-738-2840
(Name, Address, and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)
With Copies to:

Jeffrey Grill, Esq.	Lawrence T. Yanowitch, Esq.
Pillsbury Winthrop Shaw Pittman LLP	Lawrence R. Bard, Esq.
2300 N St. NW	Morrison & Foerster LLP
Washington, DC 20037	1650 Tysons Boulevard
202-663-8000	Suite 400
McLean, Virginia 22102
(703) 760-7700
☑ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Important Information
The tender offer for the outstanding shares of Global Defense Technology & Systems, Inc. (“GTEC”) has not yet commenced. This communication is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of GTEC. At the time the tender offer is commenced, the Purchaser and/or the Parent or one of their affiliates will file a tender offer statement on Schedule TO with the Securities and Exchange Commission (the “Commission”), and GTEC will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. Investors and GTEC stockholders are strongly advised to carefully read the tender offer statement (including the offer to purchase, the letter of transmittal and the related tender offer documents) and the related solicitation/recommendation statement when they become available, as they will contain important information, including the various terms of, and conditions to, the tender offer. Such materials, when prepared and ready for release, will be made available to GTEC’s stockholders at no expense to them. In addition, at such time GTEC stockholders will be able to obtain these documents for free from the Commission’s website at www.sec.gov.
Forward Looking Statements
Statements in this communication other than historical data and information constitute forward-looking statements that involve risks and uncertainties. A number of factors could cause the GTEC’s actual results, performance, achievements or industry results to differ materially from the results, performance or achievements expressed or implied by such forward-looking statements, including, but limited to the following: uncertainties as to the timing of the tender offer and the merger; uncertainties as to how many of GTEC’s stockholders will tender their shares in the tender offer; the risk that competing offers will be made and that GTEC will enter into an alternative transaction; the possibility that various closing conditions for the transaction may not be satisfied or waived, including regulatory approvals; and other risk factors discussed in GTEC’s Annual Report on Form 10-K, and such other filings that GTEC makes with the Commission from time to time. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements. All forward-looking statements speak only as of the date hereof and GTEC undertakes no obligation to update such forward-looking statements in the future except as required by law.

FOR IMMEDIATE RELEASE: 3rd March, 2011

Media Contact:	Tim Matthews t: +44.207.766.3609 e: Tim.Matthews@globalgroup.com
GTEC to be sold to an affiliate of Ares Management
Proceeds to be used by GLOBAL to pursue new investment
opportunities in defence and national security
Global Strategies Group (GLOBAL), the former owner and now largest shareholder in GLOBAL Defense Technology and Systems (GTEC), and the GTEC board have accepted an offer to sell the GTEC business to a US based investment firm, Ares Management LLC (Ares).
GLOBAL acquired GTEC (then SFA) in February 2007. Over the following two and a half years, GLOBAL transformed the business, doubling revenue, trebling earnings and adding strategic focus and direction before completing a highly successful IPO of the company in November 2009.
Ares has made a cash tender offer of USD24.25 per share, representing a premium of approximately 51% over GTEC’s closing stock price as of March 2, 2011, and 56% over its 90-day average closing stock price. For GLOBAL, the sale will add significant funds to an already strong balance sheet and dynamic organic growth performance, allowing for the development of investment opportunities that will keep GLOBAL at the forefront of the defence and national security sector.
Commenting on the transaction, Damian Perl, Chairman and Chief Executive of Global Strategies Group said:
“The sale of GTEC is a very positive step forward for GLOBAL, and completes a very successful investment cycle. The sale proceeds will add to our already strong balance sheet and will allow for investment across the Group, strengthening our overall business and enhancing our ability to support clients in tackling an increasingly complex range of threats to national security worldwide. I would like to wish the GTEC team well as they move across to Ares.”
Ends
About Global Strategies Group
Global Strategies Group (GLOBAL) is one of the world’s leading providers of integrated security and defense technology for clients operating in high-stakes situations — when the problem is complex, when the mission is vital and when ingenuity is key. We empower our clients to achieve their toughest goals by strengthening national security, transforming critical environments and enabling opportunities.
For more information, please visit www.globalgroup.com.